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                              SCHEDULE OF COMMISSIONS

Subject to terms and conditions of the Selling Agreement, the BD shall be compensated according to the following schedule of the policy forms shown. The payment of commissions is subject to the rules and practices of LBL and LBFS.


                        VARIABLE UNIVERSAL LIFE COMMISSIONS

You, the BD, may elect to receive commissions pursuant to either Option A or Option B as described below.

                                              % OF
                                              PREMIUM          RENEWAL
PLAN                             PLAN #      RECEIVED      (% OF PREMIUM)
COMMISSIONS


OPTION A

Variable Universal Life         VUL 9800

  -  First Year Target Premium*:                 95               3
  -  Excess (All Years):
     Issue Age  0-59                            3.0              3.0
     Issue Age 60 & above                       2.0              2.0
  -  Trails (Years 6+)                                            .25

* For issue ages 0-69, the target premium is equal to the "safety net" premium for the minimum guaranteed death benefit. For issue ages 70+, the target is frozen at the age 69 level.

(a) All premium paid into the policy during the first 12 months will be credited to the first year target premium until the full first year target premium has been paid. Any excess first year premium and all renewal premium will be commissioned as stated in the table.

(b) Increase in face amount after issue will result in an increase in target premium based on insured's attained age at time of increase.

(c) If a term plan is exchanged for a variable universal life policy, full first year commissions will be paid on the premium actually paid by the policy owner. No commission will be payable on premiums which are paid by applying a premium exchange allowance.

(d) No first year commission will be paid on any additional target premium resulting from a temporary substandard extra premium.

(e) If the withdrawal charges are waived by the COMPANY when an existing policy value is rolled over to a new policy, commissions on the new policy will be reduced in accordance with the Company's published rules. The COMPANY's procedures determine if and when withdrawal charges are waived.

(f) Renewal commissions will not be paid on premiums paid under a continuation of premium rider.

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(g)  Additional policies and supplements which may be developed by the COMPANY from time to time may be added to the Schedule of Life Commissions by addendum and shall be subject to the same conditions as are set forth in this agreement.